UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 30, 2023
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4801

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
BARNES GROUP INC. RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Barnes Group Inc.
123 Main Street
Bristol, Connecticut 06010

Barnes Group Inc. Retirement Savings Plan
Financial Statements and Supplemental Information
Years ended December 30, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Plan Participants of the
Barnes Group Inc. Retirement Savings Plan
Bristol, Connecticut

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of the Barnes Group Inc. Retirement Savings Plan (the Plan) as of December 30, 2023 and 2022, and the related statement of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 30, 2023 and 2022, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Supplemental Information
The supplemental information contained in the accompanying schedule of assets (held at year end) as of December 30, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Fiondella, Milone & LaSaracina LLP

We have served as the Company's auditor since 2007.
Glastonbury, CT
June 26, 2024

Barnes Group Inc. Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 30,
	2023	2022
Assets
Cash and cash equivalents	$1,216,696	$1,448,047
Investments at fair value:
Mutual funds	190,612,989	159,271,081
Common collective trusts	50,212,816	30,465,815
Managed income portfolio fund	28,156,437	34,624,301
Barnes Group Inc. common stock	23,835,040	27,819,381
Total investments at fair value	292,817,282	252,180,578
Receivables:
Notes receivable from participants	3,192,140	2,666,602
Participant contributions	—	146,546
Employer profit sharing contributions	—	2,280,774
Employer matching contributions	3,808,676	1,382,480
Total receivables	7,000,816	6,476,402

Net assets available for benefits	$301,034,794	$260,105,027

See accompanying notes.

Barnes Group Inc. Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits

	Year Ended December 30,
	2023	2022
Additions
Investment income:
Interest and dividend income	$4,628,283	$12,044,814
Net appreciation in fair value of investments	36,237,033	—
Total investment income	40,865,316	12,044,814
Contributions:
Employer match	6,668,005	4,167,073
Participant	9,231,596	9,262,749
Rollover	16,737,623	1,605,876
Profit sharing	—	2,284,876
Total contributions	32,637,224	17,320,574

Interest on notes receivable from participants	169,256	127,815
Total additions	73,671,796	29,493,203

Deductions
Net depreciation in fair value of investments	—	70,398,234
Benefit payments	32,554,153	38,411,639
Administrative expenses, net of revenue sharing	187,876	(3,691)
Total deductions	32,742,029	108,806,182

Net increase (decrease) in assets available for benefits	40,929,767	(79,312,979)
Net assets available for benefits:
Beginning of year	260,105,027	339,418,006
End of year	$301,034,794	$260,105,027
See accompanying notes.

Barnes Group Inc. Retirement Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Barnes Group Inc. (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description on the Plan’s provisions.

General

The Plan is a defined contribution plan. Full-time salaried and non-union hourly United States employees of the Company are eligible to participate in the Plan. Members of collective bargaining units are not eligible to participate. Eligible employees may elect to enroll in the Plan immediately, however all newly eligible employees are automatically enrolled in the Plan sixty days following the date of hire unless they choose to opt-out of the Plan.

Participant Accounts

Each participant’s account is credited with (1) the participant’s contribution and allocations of (2) the Company’s contributions, if any, and (3) Plan earnings, and is charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions and offset administrative expenses of the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investment Options

All investment programs are fully participant-directed. Participants may direct the investment of their contributions, the Company’s discretionary matching contributions, retirement contributions, and profit sharing contributions, if any, into any of the Plan’s available investment options.

Contributions

Subject to certain restrictions which may be applied to highly-compensated employees, participants may elect to make contributions to the Plan through payroll deductions of between 1% and 75% (in whole percentages) of their Plan compensation. In accordance with the Internal Revenue Code, participant pre-tax contributions could not exceed $22,500 and $20,500 in 2023 and 2022, respectively, with the exception of certain allowable catch-up contributions for participants who will be at least 50 by the end of the year. Such contributions may be made on a pre-tax or after-tax basis. After-tax contributions are not subject to matching Company contributions and the combined pre-tax and after-tax deduction cannot exceed 75% of Plan compensation (the after-tax portion of which cannot exceed 10% of Plan compensation). A participant may also elect to increase or reduce the amount of contributions at any time.

Participants may elect to rollover amounts from other qualified plans. Additions to Net Assets during 2023 and 2022 included participant rollovers of $16,737,623 and $1,605,876, respectively. The Company completed the acquisition of MB Aerospace during 2023, in which certain employees became eligible to be participants in the Plan. As a result, additions to Net Assets during 2023 included participant rollovers of $14,503,517 related to the MB Aerospace employees.

All profit sharing contributions are made by the Company. For all participating divisions, a profit sharing contribution is made by the Company ranging from 3.5% to 7.0% of each eligible employee’s paid compensation which includes base wages, overtime, shift differential and commissions. The Plan was amended and restated effective for plan years beginning after December 31, 2022, to discontinue profit sharing contributions at certain participating divisions. Participants who are no longer eligible for profit sharing contributions are eligible to receive a Company retirement contribution equal to 4% of their Plan compensation for each Plan year. Profit sharing contributions for the years ended December 30, 2023 and 2022 were $0 and $2,284,876, respectively.

The Company match is equal in value to 50% of the participants’ pre-tax contribution up to 6% of their Plan compensation. The Company matching contributions for the years ended December 30, 2023 and 2022 were $2,859,329 and $2,828,701, respectively, and are recorded as an Employer Match Contribution on the Statement of Changes in Net Assets Available for Benefits.

The Company closed its U.S. salaried defined benefit pension plan to employees hired on or after January 1, 2013 with no impact to the benefits of existing participants. The Plan was therefore amended and restated effective January 1, 2013 to incorporate a new retirement contribution for certain eligible participating division employees. Each participating division employee hired, rehired or reclassified by the Company from an ineligible to eligible participation category under the Plan on or after January 1, 2013 will be eligible to receive a Company retirement contribution equal to 4% of their Plan compensation for each Plan year. Effective January 1, 2024, participants who no longer accrue future pension benefits became eligible to receive a Company retirement contribution equal to 4% of their Plan compensation for each Plan year.

All retirement contributions are made by the Company. For all participating employees, the contribution is equal to 4% of each eligible employee’s compensation, which includes base wages, overtime, shift differential and commissions. Retirement contributions for the years ended December 30, 2023 and 2022 were $3,808,676 and $1,338,372, respectively, and are recorded as an Employer Match Contribution on the Statement of Changes in Net Assets Available for Benefits.

Benefits

Upon a participant’s separation from service due to termination, death, disability or retirement, benefits may be distributed to him or her or his or her beneficiary (in the event of death) in a single lump-sum amount equal to the vested value of his or her account. Active participants may also withdraw funds from their accounts due to age or under certain hardship conditions.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowances for credit losses have been recorded as of December 30, 2023 and 2022. If a participant ceases to make loan repayments and the Plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, not including the profit sharing portion or the incremental discretionary Company retirement contribution of 4%. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant loans fund. Personal loan terms can be up to five years. The loans are collateralized by the balance in the participant’s account and bear a reasonable rate of interest as established by the Benefits Committee in a nondiscriminatory manner.

Vesting

A participant is 100% vested in the Company match following two completed years of service with the Company. Participants are always 100% vested with respect to their own contributions plus actual earnings thereon. In addition, Company matching contributions become 100% vested upon death, permanent disability or when the participant reaches age 55. Profit sharing and 4% retirement contributions become 100% vested upon death, permanent disability or when the participant reaches age 65.

Profit sharing vesting for employees of participating divisions and retirement contribution vesting is as follows :

Period of Service	Vested and Nonforfeitable Percentage
Less than 1 year	0%
1 but less than 2 years	20%
2 but less than 3 years	40%
3 but less than 4 years	60%
4 but less than 5 years	80%
5 or more years	100%
Trustee

Fidelity Management Trust Company ("Fidelity") is the trustee for all Plan assets. The Benefits Committee, appointed by the Board of Directors of the Company, is responsible for the general administration of the Plan.

Administrative Expenses

The Plan provides that all expenses incurred in administering the Plan may be paid by the Plan or the Company. During 2023 and 2022, administrative expenses paid by the Plan include custodial, record-keeping and other administrative expenses.
The Plan is permitted to require participants to pay certain administrative fees in connection with the operation of the Plan from individual participant accounts. Effective April 1, 2019, the Plan was amended and restated to incorporate an annual fee to offset the cost of Plan record-keeping and administration. Effective April 1, 2022, the annual fees decreased from $72 per participant record to $65 per participant record. The annual record-keeping fees are prorated, billed quarterly and applied to any account with a plan balance at the end of each quarter.
The Plan also incorporates a revenue-sharing agreement whereby certain investments return a portion of the investment fees to participant accounts. For the year ended December 30, 2023 and 2022 revenue credits of $77,661 and $257,781 were applied to individual participant accounts and are included within Administrative Expenses, Net of Revenue Sharing on the Statements of Changes in Net Assets Available for Benefits.
Investment Management Fees and Operating Expenses
Investment management fees and operating expenses associated with the investment options offered by the Plan are deducted from income earned on a daily basis are paid from individual participant accounts and are reflected as a component of net appreciation in fair value of investments.

Plan Termination

The Company presently intends to continue the Plan indefinitely; however, the Company’s Board of Directors may terminate the Plan at any time subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Upon termination of the Plan, all participants become fully vested in all Company contributions and earnings credited to their accounts as of the date of such termination.

Secure 2.0 Act of 2022

On December 29, 2022, the Consolidated Appropriations Act of 2023 was signed into law. The Consolidated Appropriations Act contained several provisions referred to as the SECURE 2.0 Act of 2022 ("SECURE 2.0") that contained required and optional provisions aimed at improving retirement-saving opportunities with effective dates varying across the provisions. Effective January 1, 2023, the Plan was amended and restated to increase the required minimum distribution age from 72 to 73 in connection with SECURE 2.0 legislation.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in mutual funds, common collective trusts, a Managed Income Portfolio Fund and Barnes Group Inc. common stock. These investments are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment Valuation and Income Recognition

The Plan’s mutual funds are stated at fair value, which is based on quoted market prices in an active market. Purchases and sales of securities are recorded on the trade-date. Interest is recorded on the accrual basis and dividend income on the ex-dividend date.

The Plan’s investments in the Managed Income Portfolio Fund and common collective trusts are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 962, Plan Accounting - Defined Contribution Pension Plans ("ASC 962"). The Managed Income Portfolio Fund II and the common collective trusts have been reported using their net asset value ("NAV") as a practical expedient which is a representation of the fair value of the funds.

The fair value of investments in the Company’s common stock is based upon quoted market prices.

The Plan presents, in the statements of changes in net assets available for benefits, the net appreciation in the fair value of investments (net of investment expenses), which consists of the realized and unrealized gains or losses on those investments. Capital gain distributions are included in dividend income.
Fair Value of Investments

The Plan follows FASB ASC 820, Fair Value Measurements and Disclosures ("ASC 820"), for all financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and expands disclosures about fair value measurements.
The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of liabilities should include consideration of non-performance risk including the Plan’s own credit risk.

In addition to defining fair value, ASC 820 establishes a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of three levels which are determined by the lowest level input that is significant to the fair value measurement in its entirety.

These levels are:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 - Unadjusted quoted prices in active markets for similar assets or liabilities, or unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or inputs other than quoted prices that are observable for the asset or liability.

Level 3 - Unobservable inputs for the asset or liability.

Payment of Benefits

Benefits are recorded when paid.

Contributions

Employee contributions are recorded in the period in which the employee payroll deductions are made.
3. Fair Value Measurements

The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 30, 2023:

Description	Level 1	Level 2	Level 3	Total
Investments:
Mutual funds	$190,612,989	$—	$—	$190,612,989
Barnes Group Inc. common stock	23,835,040	—	—	23,835,040
Total investments in the fair value hierarchy	214,448,029	—	—	214,448,029
Common collective trusts*	—	—	—	50,212,816
Managed Income Portfolio Fund*	—	—	—	28,156,437
Total investments at fair value	$214,448,029	$—	$—	$292,817,282

*Investments measured at fair value using the NAV as a practical expedient have not been classified within the fair value hierarchy.

The following table summarizes the fair values and levels within the fair value hierarchy in which the fair value measurements fall for assets measured on a recurring basis as of December 30, 2022:

Description	Level 1	Level 2	Level 3	Total
Investments:
Mutual funds	$159,271,081	$—	$—	$159,271,081
Barnes Group Inc. common stock	27,819,381	—	—	27,819,381
Total investments in the fair value hierarchy	187,090,462	—	—	187,090,462
Common collective trust*	—	—	—	30,465,815
Managed Income Portfolio Fund*	—	—	—	34,624,301
Total investments at fair value	$187,090,462	$—	$—	$252,180,578

*Investments measured at fair value using the NAV as a practical expedient have not been classified within the fair value hierarchy.

4. Managed Income Portfolio Fund and Common Collective Trusts

The Plan maintains a Managed Income Portfolio Fund ("MIP") with Fidelity. The fund is included in the statements of net assets available for benefits using the NAV practical expedient, which is a representation of the fund's fair value. The NAV represents contributions made, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. The MIP average yield and crediting rates for 2023 were 3.34% and 2.13%, respectively. The MIP average yield and crediting rates for 2022 were 2.26% and 1.75%, respectively.

There were no unfunded commitments on the MIP as of December 30, 2023 and 2022. Participant level transactions take place daily with the liquidation typically being requested one day and processed the next business day. The Plan level liquidations require notice to Fidelity and could result in the MIP investment being placed into an account for investments only for up to one year.

The Plan maintains common collective trusts with Fidelity and MFS Investment Management. The Plan's common collective trust investments are included in the statement of net assets available for benefits using the NAV practical expedient, which is a representation of the investment's fair value. The NAV represents the fair values of the underlying investments held by the common collective trusts less their liabilities. The fair values of the underlying investments are generally derived from quoted prices in active markets.

There were no unfunded commitments on the common collective trust as of December 30, 2023 and 2022. Participant level transactions take place daily with the liquidation typically being requested one day and processed the next business day. The Plan level liquidations require notice to Fidelity and could result in the common collective trust investment being placed into an account for investments only for up to one year.

5. Notes Receivable from Participants

Participants may elect to take loans from their accumulated vested account balances in the Plan subject to certain limitations. The loans are withdrawn from the participants’ fund balances based upon the percentages in which they were invested and in a sequence as prescribed by the Plan. Interest is charged on the loans at a rate determined quarterly at prime as published in the Wall Street Journal plus one half of one percent (interest rates on outstanding loans at December 30, 2023 ranged from 3.75% to 9.50%). Interest charges commence sixty days subsequent to the initial loan date.

Loan repayments are made in equal periodic installments for a period not to exceed five years and are invested on the participant’s behalf in the investment funds per the participant’s investment elections.

6. Benefit Payments and Forfeitures

During 2023 and 2022, benefit payments amounted to $32,554,153 and $38,411,639, respectively.

If a participant terminates their employment with the Company, the portion of Company contributions not vested is forfeited. Such forfeitures amounted to $466,936 and $490,274 in 2023 and 2022, respectively. The amount of forfeitures used to reduce Company contributions and Plan expenses were $529,907 and $687,612 in 2023 and 2022, respectively. Unallocated forfeitures at December 30, 2023 and 2022 were $377,124 and $434,823, respectively. Profit sharing forfeitures are reallocated as Company contributions.

7. Federal Income Tax Status

The U.S. Treasury Department has determined, most recently as of October 31, 2016, that the Plan as originally adopted and amended through January 8, 2016 is a qualified plan under the applicable provisions of the Internal Revenue Code ( the "Code") and, as such, is exempt from Federal income taxes. The Plan has been amended since receiving the determination letter from the U.S. Treasury Department. However, the Plan administrator, which consults regularly with outside legal counsel regarding Plan matters, believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Employees are not taxed currently on Company contributions to the Plan, contributions made under the salary deferral provisions of the Plan, or on income earned by the Plan. However, employees are currently taxed on any after-tax contributions. Internal Revenue Service and applicable state regulations in effect in the year participant distributions are made determine the tax status of such distributions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2020.

8. Exempt Party-In-Interest / Related Party

In 2023, the Plan purchased on the open market 183,200 shares of Barnes Group Inc. common stock at a cost of $5,710,040. The Plan also sold on the open market 133,749 shares for proceeds of $5,259,752. In addition, there were no participant distributions of stock that resulted in the transfer out of shares from the Plan. The Plan received no shares as matching contributions from the Company.

In 2022, the Plan purchased on the open market 190,900 shares of Barnes Group Inc. common stock at a cost of $6,902,549. The Plan also sold on the open market 234,429 shares for proceeds of $8,898,766. In addition, there were no participant distributions of stock that resulted in the transfer out of shares from the Plan. The Plan received no shares as matching contributions from the Company.

The Plan owned 730,464 shares of Barnes Group Inc. common stock or approximately 1% of the outstanding common shares of the Company at December 30, 2023. The Plan owned 681,013 shares of Barnes Group Inc. common stock or approximately 1% of the outstanding common shares of the Company at December 30, 2022.

Certain Plan investments are shares of registered investment companies managed by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan for certain record keeping fees, loan origination fees and redemption charges amounted to $265,537 and $254,090 for the years ended December 30, 2023 and 2022, respectively, and were recorded as Administrative Expenses, Net of Revenue Sharing on the Statements of Changes in Net Assets Available for Benefits.

9. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 30:

	2023	2022
Net assets available for benefits per the financial statements	$301,034,794	$260,105,027
Deemed defaulted loans	(108,510)	(62,973)
Adjustment from NAV to fair value for the Managed Income Portfolio Fund	(1,577,988)	(2,401,316)
Net assets available for benefits per Form 5500	$299,348,296	$257,640,738

The following is a reconciliation of the net change in net assets available for benefits per the financial statements to Form 5500 as of and for the years ended December 30:

	2023	2022
Total net change per the financial statements	$40,929,767	$(79,312,979)
Change in deemed defaulted loans	(45,537)	22,757
Change in adjustment from NAV to fair value for the Managed Income Portfolio Fund	823,328	(2,682,121)
Total net change per Form 5500	$41,707,558	$(81,972,343)

Barnes Group Inc. Retirement Savings Plan
EIN #06-0247840 Plan #012
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)

December 30, 2023

(a)	(b) Identity of Issue, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	Number of Units/Shares	(e) Current Value
*	Fidelity Management Trust Company	Fidelity® Stock Selector Small Cap Fund	7,601,932	303,297	10,127,086
*	Fidelity Management Trust Company	Fidelity® U.S. Bond Index Fund	4,320,334	403,819	4,211,828
*	Fidelity Management Trust Company	Fidelity® 500 Index Fund	16,476,824	138,327	22,891,788
*	Fidelity Management Trust Company	Fidelity® Extended Market Index Fund	4,782,024	69,198	5,401,611
*	Fidelity Management Trust Company	Fidelity® Total International Index Fund	314,019	25,866	340,140
*	Fidelity Management Trust Company	Fidelity® Total Bond K6 Fund	377,496	44,612	397,492
*	Fidelity Management Trust Company	Fidelity® Diversified International K6 Fund	8,854,686	693,651	9,412,841
*	Fidelity Management Trust Company	Fidelity Freedom® 2005 Fund Class K6	40,381	3,640	39,860
*	Fidelity Management Trust Company	Fidelity Freedom® 2010 Fund Class K6	1,119,396	78,781	1,066,693
*	Fidelity Management Trust Company	Fidelity Freedom® 2015 Fund Class K6	225,903	20,029	222,319
*	Fidelity Management Trust Company	Fidelity Freedom® 2020 Fund Class K6	19,255,117	1,311,931	18,301,439
*	Fidelity Management Trust Company	Fidelity Freedom® 2025 Fund Class K6	4,596,230	362,412	4,722,225
*	Fidelity Management Trust Company	Fidelity Freedom® 2030 Fund Class K6	40,406,694	2,406,783	39,687,845
*	Fidelity Management Trust Company	Fidelity Freedom® 2035 Fund Class K6	3,531,328	254,672	3,682,552
*	Fidelity Management Trust Company	Fidelity Freedom® 2040 Fund Class K6	27,628,542	2,644,157	27,578,562
*	Fidelity Management Trust Company	Fidelity Freedom® 2045 Fund Class K6	2,269,144	200,223	2,404,683
*	Fidelity Management Trust Company	Fidelity Freedom® 2050 Fund Class K6	18,238,871	1,511,404	18,408,897
*	Fidelity Management Trust Company	Fidelity Freedom® 2055 Fund Class K6	1,520,970	113,773	1,605,337
*	Fidelity Management Trust Company	Fidelity Freedom® 2060 Fund Class K6	4,947,907	389,754	5,059,012
*	Fidelity Management Trust Company	Fidelity Freedom® Income Fund Class K6	1,151,614	105,882	1,102,228
*	Fidelity Management Trust Company	Fidelity Freedom® 2065 Fund Class K6	458,270	41,845	498,797
*	Fidelity Management Trust Company	Fidelity® Equity-Income K6 Fund	11,584,783	865,379	12,167,231
	Principal Financial	Principal SmallCap Growth Fund I Class R-6	22,134	1,744	24,680
	Allspring	Allspring Special Small Cap Value Fund Class R-6	298,027	7,434	306,877
	John Hancock Investment Management	John Hancock Funds Disciplined Value Mid Cap Fund Class R6	854,890	32,813	897,750
*	Fidelity Management Trust Company	Government Cash Reserve	53,216	53,216	53,216
	Total mutual funds				190,612,989

*	Fidelity Management Trust Company	Fidelity® Blue Chip Growth Commingled Pool	36,517,869	1,260,561	45,178,517
	MFS	MFS Mid Cap Growth CIT Fee Class CT	4,766,980	342,936	5,034,299
	Total common collective trusts				50,212,816

*	Fidelity Management Trust Company	Fidelity Managed Income Portfolio II	28,156,437	28,156,437	28,156,437

*	Barnes Group Inc.	Common stock	30,403,866	730,464	23,835,040

*	Fidelity Management Trust Company	Cash and cash equivalents	1,216,696	—	1,216,696

*	Notes receivable from participants	Interest rates ranging from 3.75% - 9.50%, with maturity dates ranging from January 2024 to December 2028	—	—	3,192,140
	Total assets (held at end of year)				$297,226,118

*	party-in-interest

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Committee of the Board of Directors of Barnes Group Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Barnes Group Inc.
Retirement Savings Plan
(Registrant)

Date: June 26, 2024	By:	/s/ DAWN N. EDWARDS
Dawn N. Edwards
Member of the Benefits Committee of Barnes Group Inc.

EXHIBIT INDEX

Exhibit No.	Description	Reference
23.1	Consent of Independent Registered Public Accounting Firm.	Filed with this report.